Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

December 21, 2012

VIA EDGAR AND COURIER

Christian Windsor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NBT Bancorp Inc.

Registration Statement on Form S-4

Filed November 20, 2012

File No. 333-185074

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 29, 2012

File No. 0-14703

Dear Mr. Windsor:

On behalf of NBT Bancorp Inc. (“NBT” or the “Company”), this letter is in reference to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in the Staff’s comment letter dated December 17, 2012, to Martin A. Dietrich, President and Chief Executive Officer of the Company (the “Comment Letter”), with respect to the Company’s above referenced filings.

For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter.

Form S-4

Cover Page

1.	In your next amendment, please revise the cover to indicate the number of shares being offered. See Item 501(b)(2) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and refers the Staff to the fourth paragraph of the joint proxy statement cover, which includes the statement that “NBT expects to issue approximately 10.3 million shares of its common stock in the merger.” Based upon a discussion with the Staff, the Company will revise the statement to read as follows:

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Abu Dhabi  Alicante   Amsterdam  Baltimore  Beijing  Berlin  Brussels Caracas  Colorado Springs  Denver   Dubai  Dusseldorf   Frankfurt  Hamburg  Hanoi  Ho Chi Minh City  Hong Kong  Houston  London Los Angeles  Madrid Miami  Milan  Moscow Munich   New York  Northern Virginia  Paris  Philadelphia Prague  Rome  San Francisco  Shanghai Silicon Valley  Singapore Tokyo  Ulaanbaatar   Warsaw Washington DC  Associated offices: Budapest Jakarta Jeddah Riyadh Zagreb. For more information see www.hoganlovells.com

Securities and Exchange Commission

December 21, 2012

NBT has registered 10,328,673 shares of its common stock for issuance to the Alliance shareholders, which represents the estimated maximum number of shares of NBT common stock that may be issued upon the completion of the merger described herein.

Risk Factors

After the merger is completed, Alliance shareholders…will have different rights…, page 29

2.	Revise this risk factor to discuss material changes to the rights of Alliance shareholders as a result of becoming NBT shareholders. In particular, we note that NBT has a classified board and that shareholders may not remove a director without cause.

The Company respectfully acknowledges the Staff’s comment and will revise the risk factor to include a discussion of the material changes to the rights of shareholders of Alliance Financial Corporation (“Alliance”) as a result of becoming NBT shareholders. The Company advises the Staff that in its next amendment to the Registration Statement, the Company will revise the referenced risk factor as follows (new texted marked by underscore):

Upon completion of the merger, Alliance shareholders will become NBT stockholders. Differences in Alliance’s certificate of incorporation and bylaws and NBT’s certificate of incorporation and bylaws will result in changes to the rights of Alliance shareholders who become NBT stockholders. In particular, Alliance’s board of directors is not classified as compared to NBT’s board of directors, which is classified, Alliance directors may be removed by shareholders with or without cause as compared to NBT directors, who may be removed by stockholders only for cause, and Alliance does not have a shareholder rights plan as compared to NBT, which has a stockholder rights plan. As a result of these differences, it may be more difficult or expensive for a third party to acquire control of NBT, as compared to Alliance, even if a change of control would be beneficial to the interests of NBT’s stockholders. For more information, see “Comparison of Rights of Stockholders of Alliance and NBT,” beginning on page 97 of this document.

Proposal I – the Merger, page 41

3.	Provide the staff with copies of all reports, presentations or other documents presented to the boards of NBT and Alliance by their respective financial advisors.

The Company respectfully acknowledges the Staff’s comment and copies of all reports, presentations and other documents that were presented to the Boards of Directors of the Company and Alliance by their respective financial advisors will be furnished to the Staff under separate cover and on a confidential basis.

Material U.S. Federal Income Tax Consequences of the Merger, page 74

4.	Please file copies of the tax opinions referred to in this section as soon as possible to facilitate staff review.

The Company respectfully acknowledges the Staff’s comment and on December 21, 2012, filed Amendment No. 1 to the Registration Statement, which includes the tax opinions as Exhibits 8.1 and 8.2.

Securities and Exchange Commission

December 21, 2012

Exhibit 5.1

5.	Please file the legality opinion with your next amendment. After we review we may have further comments.

The Company respectfully acknowledges the Staff’s comment and refers the Staff to Exhibit 5.1 of the Registration Statement filed on November 20, 2012.

Form 10-K For The Year Ended December 31, 2011

General

6.	Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next pre-effective amendment.

The Company respectfully acknowledges the Staff’s comment and has reviewed the updating requirements of Rule 3-12 of Regulation S-X. To the extent required, the Company will provide updated consents with its future amendments to the Registration Statement.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

Loans and Leases, page 68

7.	Please tell us and revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your allowance for loan losses.

The Company respectfully acknowledges the Staff’s comment and will revise future filings to include the requested disclosure.

In order to properly assess the collateral dependent loans included in its loan portfolio, the Company has established policies regarding the monitoring of the collateral underlying such loans. The policy requires an appraisal that is less than one year old for any initial or subsequent evaluation for impairment of a collateral dependent loan. If a collateral dependent loan is being evaluated for impairment and the existing appraisal is older than one year, a new appraisal is obtained. The Company then adjusts the allowance for loan and lease losses for such loans based upon the most recent appraisal and an estimate of costs to sell the collateral. The Company does not automatically adjust appraised values based on the period of time passed since the most recent appraisal, but may determine that additional adjustments are appropriate based on the age of the appraisal and other available information regarding the collateral, such as updated rent rolls, property conditions and local economic factors. Collateral dependent loans are initially evaluated for impairment upon being identified as collateral dependent and collateral dependent loans with outstanding balances exceeding $500 thousand are evaluated for impairment on a quarterly basis as described in the Company’s Form 10-K for the year ended December 31, 2011.

*        *        *

Securities and Exchange Commission

December 21, 2012

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (202) 637-5457 or Gregory F. Parisi at (202) 637-5524. We thank you in advance for your attention to the above.

Sincerely,

/s/ Jaime L. Chase
Jaime L. Chase

Enclosures

cc:	Martin A. Dietrich, NBT Bancorp Inc.

F. Sheldon Prentice, NBT Bancorp Inc.

Gregory F. Parisi, Hogan Lovells US LLP

Richard A Schaberg, Hogan Lovells US LLP

William P. Mayer, Goodwin Procter LLP